October 24, 2007

VIA EDGAR

Ms. Ibolya Ignat

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Item 4.01 Form 8-K

Filed October 18, 2007

File No. 000-24657

Dear Ms. Ignat:

We, Mannatech, Incorporated (“Mannatech”), are responding by this letter to the Staff’s comments to Mannatech by its letter dated October 22, 2007 relating to the above-referenced Item 4.01 Form 8-K filed October 18, 2007 (the “8-K”). We are also filing Amendment No. 1 on Form 8-K/A to the 8-K (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Item 4.01 8-K

1.	Your reference to the “subsequent interim periods” in the first paragraph is too vague; please amend your filing to state, if true, that in connection with the audits of the Company’s financial statements for the fiscal years ended December 31, 2006 and 2005, and in the subsequent interim period through October 18, 2007, the date of the dismissal of the former accountant, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, we have amended our disclosure in the first paragraph to clarify that, in connection with the audits of Mannatech’s financial statements for the fiscal years ended December 31, 2006 and 2005, and in the subsequent interim period through October 18, 2007, the date of the dismissal of Grant Thornton LLP, there were no

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Securities and Exchange Commission

October 24, 2007

disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of Grant Thornton LLP, would have caused Grant Thornton LLP to make reference to the subject matter of the disagreement in connection with its report.

2.	Your reference to the “subsequent interim periods” in the third paragraph is too vague; please amend your filing to specify whether, during your past two fiscal years through the date of engagement (October 18, 2007), you consulted BDO Seidman, LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

In response to the Staff’s comment, we have amended our disclosure in the third paragraph to clarify that, during the two most recent fiscal years ended December 31, 2006 and 2005, and in the subsequent interim period through October 18, 2007, the date of the engagement of BDO Seidman, LLP, neither Mannatech nor anyone on its behalf has consulted BDO Seidman, LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Mannatech’s financial statements, and either a written report was provided to Mannatech or oral advice was provided that BDO Seidman, LLP concluded was an important factor considered by Mannatech in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(l)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(l)(v) of Regulation S-K).

3.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Grant Thornton LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

In response to the Staff’s comment, we have obtained an updated letter from Grant Thornton LLP, dated October 24, 2007. Please see Exhibit 16.1.

Mannatech acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 24, 2007

Should you have any questions regarding this letter or our responses to your comments, please contact me at (972) 471-8105.

Very truly yours,

Stephen D. Fenstermacher
Senior Vice President and
Chief Financial Officer

cc:	J. Kenneth Menges, Jr. P.C.

Akin Gump Strauss Hauer & Feld, LLP